UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 7)
INCO LIMITED
(Name of Subject Company)
INCO LIMITED
(Names of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
453258402
(CUSIP Number of Class of Securities)
Simon A. Fish, Esq.
Executive Vice-President, General Counsel & Secretary
145 King Street West, Suite 1500,
Toronto, Ontario M5H 4B7
(416) 361-7511
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
James C. Morphy, Esq.
George J. Sampas, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 7 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Inco Limited (“Inco”) on August 15, 2006 and amended on August 16, August 21, August 29, September 5, September 25, and September 29, 2006. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
Item 3.   Past Contacts, Transactions, Negotiations and Agreements.
     Item 3 is hereby amended and supplemented by replacing the second paragraph under the heading “Part IV — Director and Executive Compensation — Executive Compensation — Retirement Plans” of Inco’s Proxy Circular and Statement, dated February 17, 2006, which was incorporated in the Statement by reference and filed as Exhibit (e)(1) to the Statement, with the following:
     Canadian and U.S. legislation place certain limits on the amount of pensions which may be paid out of, and the maximum compensation that may be recognized in determining benefits under, tax-qualified plans, such as the Company’s regular retirement plans. In the event that the pension benefit of any salaried employee of the Company, including any Officer, exceeds such statutory limits, that excess portion of his or her pension benefit has been secured by the Company with certain trust companies and would be paid by the Company in accordance with the terms of certain supplemental retirement benefits agreements and other non-qualified arrangements. Such agreements and non-qualified arrangements also provide that the total pension benefit payable to an Officer at normal retirement age with at least 20 years of service may not be less than 50% or more than 75% of such Officer’s Final Average Annual Compensation (except in the case of an Officer who has met retirement eligibility but not reached normal retirement age where a proration factor will apply to reduce the total benefits to below the 50% minimum if an Officer chooses to receive pension benefits prior to normal retirement age). Under the terms of the supplemental retirement benefits arrangements for salaried employees, including any Officers, who are not U.S. taxpayers, a change of control of the Company would result in the excess portion of his or her pension benefit being paid out at the time of such change of control, generally in the form of lump sum payments to salaried employees who are not eligible for an immediate pension, or the purchase of annuities for pensioners and salaried employees who are eligible for an immediate pension.
Item 8.   Additional Information.
     On October 5, 2006, CVRD announced that it has obtained clearance from the European Commission under the EC Merger Regulation with respect to the CVRD Offer.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/  Simon A. Fish

Simon A. Fish, Esq.
Executive Vice-President, General Counsel and Secretary
October 6, 2006